

May 28, 2015

<u>Via E-mail</u>
Brett D. Nicholas
Chairman of the Board, President and Chief Executive Officer
Sequoia Residential Funding, Inc.
c/o Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, New York 10013

     Re: Sequoia Mortgage Trust 2012-4
              Form 10-K for the Fiscal Year Ended December 31, 2014
              Filed March 30, 2015
              File Nos. 333-179292-03

Dear Mr. Nicholas:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Katherine Hsu

              Katherine Hsu
              Office Chief

cc: Matthew Tomiak, Redwood Trust